UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-37381

MEDIGUS LTD.

(Translation of registrant’s name into English)

3 HaNechoshet Street, Building B, 6971068, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Medigus Ltd. (the “Company”), hereby announces that on July 7, 2022, the Company effected a reverse split of the Company’s authorized and outstanding ordinary shares at a ratio of 20:1 (the “Reverse Split”) that was approved by the Company’s shareholders on June 17, 2022.

On July 8, 2022, following the Reverse Split, the Company effected a change in the American Depositary Share (“ADS”) ratio’s for its American Depositary Receipt program such that each ADS represents one ordinary share of no par value of the Company (the “Ordinary Share”), instead of twenty (20) pre-Reverse Split Ordinary Shares. The change in the ADS ratio is a technical change made in order to align the ratio so that one ADS equals to one Ordinary Share.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-238162 and No. 333-237774) and Form S-8 (File No. 333-206803, No. 333-221019, and No. 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: July 11, 2022	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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